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ashaw@sidley.com (312) 853 7324	FOUNDED 1866

October 29, 2013

VIA EDGAR & E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Daniel L. Gordon

Re:	American Bar Association Members / Northern Trust Collective Trust

Form 10-K for the year ended December 31, 2012, filed on March 18, 2013

File No. 033-50080

Ladies and Gentlemen:

On behalf of the American Bar Association Members / Northern Trust Collective Trust (the “Collective Trust”), we are writing to respond to the comments contained in the staff’s letter to the Collective Trust dated October 16, 2013 (the “Comment Letter”) with respect to the Collective Trust’s Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) and recently filed Forms 10-Q. The capitalized terms used herein without definition have the meanings assigned to such terms in the Form 10-K.

For the convenience of the staff’s review, we have set forth the comment contained in the Comment Letter in italics followed by the response of the Collective Trust.

Staff Comment:

General

1.	In correspondence dated November 23, 2011, you agreed to post the audited financial statements of the SSgA funds in which you directly invest to a password-protected portion of the Program’s website (www.abaretirement.com) that is accessible to all the retirement plans that invest in the Funds, as well as all their participants, on an annual basis. In addition, you agreed to include a reference to the accessibility of such financial statements electronically in Form 10-K and Form 10-Q filings. Please confirm to us whether or not the financial statements of the SSgA funds have been posted to the Program’s website for each of the years 2010-2012, and tell us why you have not referred to their accessibility in recently filed Forms 10-K and 10-Q.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

October 29, 2013

The Collective Trust hereby confirms to the staff that, in accordance with its commitment set forth in our letter to the staff dated November 23, 2011, the Collective Trust has posted the audited financial statements for each of the years 2010 to 2012 of the SSgA funds in which the Funds directly invest to a password-protected portion of the Program’s website (ww.abaretirement.com) that is accessible to all the retirement plans that invest in the Funds, as well as all of their participants. The dates on which such postings have been made, were, in the case of the 2010 audited financial statements of such SSgA funds, in December 2011, and in the case of the 2011 and 2012 audited financial statements, May 16, 2012 and April 24, 2013, respectively (not far off from the approximately 120 days after the end of each such fund’s fiscal year, as the Collective Trust had estimated would be achievable).

In addition, the Forms 10-K and 10-Q filed by the Collective Trust since our November 23, 2011 letter have consistently included references to the accessibility of such investee financial statements either upon request or on the password-protected portion of the Program’s website. Specifically, the “Additional Information” section of the Collective Trust’s Form 10-K for each of the years ended December 31, 2011 and December 31, 2012 contained the following disclosure:

“Further information regarding the Program, including the audited financial statements of the collective investment funds into which various Funds invest, is available by password-protected access to the Program’s website at (www.abaretirement.com). The password-protected portion of the Program’s website is accessible by Participants and Employers.”

Additionally, in footnote 1 to Notes to Financial Statements (“Description of the Collective Trust”), under each of the sub-headings “—Index Funds”, “—Real Asset Return Fund”, “—Retirement Date Funds” and “—Target Date Funds”, there appears the following sentence immediately after a description of the respective SSgA funds in which the respective Funds described under such sub-headings are invested:

“Each of these underlying [SSgA] funds’ annual financial statements are available to any individual upon request and may also be accessed by Participants on the password-protected portion of the Program’s website.”

In each of the Forms 10-Q filed by the Collective Trust since its Form 10-Q for the quarterly period ended March 31, 2012, a sentence virtually identical to that set forth above has been included in footnote 1 to Notes to Financial Statements (unaudited) in the same locations as it has appeared in the Collective Trust’s last two Forms 10-K.

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Securities and Exchange Commission

October 29, 2013

The Collective Trust has authorized us to confirm to the staff its acknowledgement that:

•	the Collective Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Collective Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (312) 853-7324 if you have any questions or need any additional information.

Very truly yours,

/s/ Andrew H. Shaw
Andrew H. Shaw

/cz

cc:	Mark J. Nero, Senior Attorney

The Northern Trust Company

Randal Rein, Principal Financial Officer

American Bar Association Members/Northern Trust Collective Trust